October 10, 2006

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Reggie Cook, Chief Financial Officer
Aduddell Industries, Inc.
1601 N.W. Expressway
Oklahoma City, Oklahoma  73118

Re:	Aduddell Industries, Inc.
	Registration Statement on Form S-3, as amended
      Filed on September 21, 2006, and amended on September 26,
2006
	File No. 333-137487
	Annual Report on Form 10-K, as amended
      For the Fiscal Year Ended December 31, 2005
	Filed on March 15, 2006, and amended on April 19, 2006
	File No.:  0-24684

Dear Mr. Cook:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Eligibility Requirements for Use of Form S-3

1. Please advise us supplementally of the transaction requirements the company relied upon in determining its eligibility for use of the Form
S-3 for the registration of the security offering. Please refer to
General Instructions I.B. of  the Form S-3.

Legal Matters, page 3
2. In an amendment to the registration statement on Form S-3, please file an updated legality opinion by McAfee & Taft as Exhibit 5.

Signatures, page 7
3. The registration statement should also be signed by the company`s controller or principal accounting officer whose title should be included on the signature page.

Annual Report on Form 10-K, as amended
4. The staff`s limited review of the pending registration statement on
Form S-3 includes our review of the company`s pending confidential treatment request (the "Application"). The pending Application was filed in connection with certain portions of Exhibit 10.1 to the company`s annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2005.

The staff`s comments, if any, on the Application for confidential treatment will be provided in a separate letter. Please be aware that the effectiveness of the above-captioned registration statement is dependent on, among other things, the successful resolution of any issues relating to the Application for confidential treatment.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3742, if you have questions regarding the above comments.

Sincerely,



Chris B. Edwards
      Special Counsel


cc:	David J. Ketelsleger, Esq.
	McAfee & Taft A Professional Corporation
	10th Floor, Two Leadership Square, 211 North Robinson
	Oklahoma City, Oklahoma   73102

Mr. Reggie Cook
Aduddell Industries, Inc.
October 10, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE